Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
May 15, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Todd K. Schiffman

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1
Filed August 10, 2005
File No. 333-127385
Dear Mr. Schiffman:
          We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to a comment from the Staff of the Securities and Exchange Commission (the “Staff”) to us, as counsel for the Company, delivered to us via conference call on May 12, 2006 (the “Comment”), which Comment requested that we clarify the limitation that the opinions expressed in Exhibit 5.1 are limited to the Delaware General Corporation Law. We hereby confirm that the reference to the “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. This confirmation is being delivered in accordance with Section VIII.A.14 of the Staff’s Current Issues and Rulemaking Projects (November 14, 2000).
          As you are aware, we filed by EDGAR on Friday, May 12, 2006, the letters requesting acceleration of effectiveness of the Registration Statement by the Company and the underwriters for Tuesday, May 16, 2006. As per our discussions, we understand that this request will be accommodated and look forward to your confirmation.
          Please contact the undersigned at 650.843.7550 or Jodi Lashin of our New York office at 212.309.6334 with any questions regarding the foregoing.

Very truly yours, Morgan, Lewis & Bockius LLP
By:	/s/ Thomas W. Kellerman
Name:	Thomas W. Kellerman

cc:	Timothy A. Geishecker